Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: (PGF.UN) — TSX; (PGH) — NYSE
PENGROWTH ENERGY TRUST ANNOUNCES CLOSING OF CDN $300 MILLION OF TRUST UNITS
CALGARY, Alberta — October 23, 2009 — Pengrowth Energy Trust (TSX: PGF.UN, NYSE: PGH) (“Pengrowth”) is pleased to announce the successful closing of its previously announced bought deal financing. Pengrowth issued 28,847,000 Trust Units at $10.40 (CDN) per Trust Unit for gross proceeds of approximately $300 million (CDN); Pengrowth received approximately $285 million (CDN) in net proceeds. Purchasers under the offering will be entitled, provided that they continue to hold on October 30, 2009 Trust Units received pursuant to the Offering, to receive the monthly distribution of $0.07 (CDN) per Trust Unit with a record date of October 30, 2009 and payable on November 16, 2009.
“We are encouraged by the significant institutional participation in this financing,” said Derek Evans, President and CEO. “It supports our team’s strategy of increasing internal capital expenditures while focusing on acquisition opportunities of operated, low cost, low risk, repeatable drilling prospects, as we move to converting to a dividend paying corporation.”
The net proceeds from the offering will be used to repay indebtedness under Pengrowth’s credit facilities and for general corporate purposes. The offering enhances the financial flexibility of Pengrowth to fund growing opportunities in its internal development program, and to pursue additional corporate and property acquisition opportunities in the market.
The offering was underwritten by a syndicate of underwriters, led by RBC Capital Markets as sole bookrunner and BMO Nesbitt Burns Inc as co-lead manager, and including CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc., TD Securities Inc., HSBC Securities (Canada) Inc., Canaccord Capital Corporation, Cormark Securities Inc., FirstEnergy Capital Corp., Macquarie Capital Markets Canada Ltd., Peters & Co. Limited, Raymond James Ltd. and UBS Securities Canada Inc.
The Trust Units were offered to the public in Canada and the United States through the underwriters or their affiliates and were issued by way of a prospectus supplement that was filed with securities regulatory authorities in Canada and the United States under Pengrowth’s short form base shelf prospectus, which was previously filed with securities regulatory authorities in Canada and in the United States under the multi-jurisdictional disclosure system.
About Pengrowth:
Founded in 1988, Pengrowth Energy Trust is the third largest Canadian conventional oil and gas energy trust as measured by production. Pengrowth is traded on both the New York (PGH)

and Toronto Stock Exchanges (PGF.UN), and has a current enterprise value of approximately $4.4 billion (CDN) and more than 600 team members who support its operations and activities. Pengrowth is recognized as a pioneer and leader in the Canadian energy trust sector.
PENGROWTH CORPORATION
Derek Evans
President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889
For media inquiries contact:
Telephone: (403) 213-8684 Facsimile: (403) 781-9757
Caution Regarding Forward Looking Information
This press release contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, the use of proceeds of the offering.
Forward-looking statements and information contained in this press release are based on our current beliefs as well as assumptions we have made and information currently available to us. Although we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.
By their very nature, the forward-looking statements included in this press release involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved, including the failure to use the proceeds of the offering as disclosed. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements as may be found under the heading “Risk Factors” in our annual information form for the year ended December 31, 2008 and under the heading “Business Risks” in our management’s discussion and analysis for the year ended December 31, 2008.
Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Trust, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this document and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.